UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MedAvail Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

58406B103

(CUSIP Number)

Fan Yu

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 31219699

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406B103	13D	Page 1 of 16 pages

1	Names of Reporting Persons Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,601,244
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,601,244

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,601,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 2 of 16 pages

1	Names of Reporting Persons ABG-WTT Global Life Science Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,601,244
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,601,244

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,601,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 3 of 16 pages

1	Names of Reporting Persons ABG-WTT Global Life Science Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,601,244
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,601,244

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,601,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 4 of 16 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,381,955
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,381,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,381,955
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 5 of 16 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Management L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 6 of 16 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 58406B103	13D	Page 7 of 16 pages

1	Names of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,381,955
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,381,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,381,955
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 58406B103	13D	Page 8 of 16 pages

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,381,955
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,381,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,381,955
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 9 of 16 pages

1	Names of Reporting Persons ABG WTT-MedAvail Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,601,244
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,601,244

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,601,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.1%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 10 of 16 pages

1	Names of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,381,955
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,381,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,381,955
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.2%
14	Type of Reporting Person IN

CUSIP No. 58406B103	13D	Page 11 of 16 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 30, 2020 (as amended to date, the “Schedule 13D”), relating to the common stock, $0.001 par value (the “Common Stock”) of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

As described in Item 4 below, on April 4, 2022, ABG WTT-MedAvail Limited (“ABG WTT”) and Ally Bridge MedAlpha Master Fund L.P. (“MedAlpha”) purchased an aggregate of 14,117,646 shares of Common Stock and warrants to purchase 7,058,822 shares of Common Stock from the Issuer for aggregate consideration of $14,999,998.89, pursuant to the Securities Purchase Agreement (as defined in Item 4 below). ABG WTT and MedAlpha used cash on hand for these purchases.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Securities Purchase Agreement

On April 4, 2022, pursuant to the securities purchase agreement, dated as of March 30, 2022 (the “Securities Purchase Agreement”), by and among the Issuer and the certain purchasers listed thereto, including ABG WTT and MedAlpha, ABG WTT and MedAlpha purchased from the Issuer 11,143,529 shares and 2,974,117 shares of Common Stock, respectively, at a purchase price of $1.0625 per share (the “Private Placement”). Pursuant to the Securities Purchase Agreement, the Issuer also issued to ABG WTT and MedAlpha warrants to purchase 5,571,764 shares and 1,487,058 shares of Common Stock, respectively (the “Warrants”).

Each of the Warrants has an exercise price of $1.25 and is exercisable by the holder at any time on or after the issuance date of the Warrant for a period of five years. In addition, the Warrant terms provide the Issuer with a call option to force the Warrant holders to exercise up to two-thirds of the shares subject to each Warrant, with one-third of the shares being callable beginning on each of the 12 month and 24 month anniversaries of the Warrant issuance dates, in each case until the expiration of the Warrants, and subject to the satisfaction of certain pricing conditions relating to the trading of the Issuer’s shares.

CUSIP No. 58406B103	13D	Page 12 of 16 pages

Registration Rights Agreement

On April 4, 2022, in connection with the Private Placement, the Issuer granted registration rights to ABG WTT, MedAlpha and certain other investors in the Private Placement, pursuant to a registration rights agreement dated as of March 30, 2022 (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the Securities and Exchange Commission, within 60 days of any closing under the Securities Purchase Agreement, a registration statement to register for resale the shares of Common Stock sold in the Private Placement at such closing and the shares of Common Stock issued or issuable upon exercise of the Warrants that are sold in the Private Placement at such closing.

The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 70,555,977 shares of Common Stock outstanding following the consummation of the Private Placement:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.	20,601,244	27.1%	0	20,601,244	0	20,601,244
ABG-WTT Global Life Science Capital Partners GP, L.P.	20,601,244	27.1%	0	20,601,244	0	20,601,244
ABG-WTT Global Life Science Capital Partners GP Limited	20,601,244	27.1%	0	20,601,244	0	20,601,244
Ally Bridge MedAlpha Master Fund L.P.	7,381,955	10.2%	0	7,381,955	0	7,381,955
Ally Bridge MedAlpha Management L.P.	0	0%	0	0	0	0
Ally Bridge MedAlpha Management GP, LLC	0	0%	0	0	0	0
Ally Bridge Group (NY) LLC	7,381,955	10.2%	0	7,381,955	0	7,381,955
ABG Management Ltd.	7,381,955	10.2%	0	7,381,955	0	7,381,955
ABG WTT-MedAvail Limited	20,601,244	27.1%	0	20,601,244	0	20,601,244
Fan Yu	7,381,955	10.2%	0	7,381,955	0	7,381,955

CUSIP No. 58406B103	13D	Page 13 of 16 pages

ABG WTT is the record holder of 15,029,480 shares of Common Stock and may be deemed the beneficial owner of 5,571,764 shares of Common Stock subject to the Warrants that are exercisable within 60 days. MedAlpha is the record holder of 5,894,897 shares of Common Stock and may be deemed the beneficial owner of 1,487,058 shares of Common Stock subject to the Warrants that are exercisable within 60 days.

ABG WTT is wholly owned by Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. Voting and investment decisions with respect to any securities held of record by ABG WTT are made by the investment committee of ABG-WTT Global Life Science Capital Partners GP Limited, which is the general partner of ABG-WTT Global Life Science Capital Partners GP, L.P., which is the general partner of Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. As such, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by ABG WTT. Each of them disclaims any such beneficial ownership.

Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of Ally Bridge Group (NY) LLC, which manages MedAlpha’s investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by MedAlpha. Each of them disclaims any such beneficial ownership.

(c)	Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)

As a result of an internal reorganization, Ally Bridge MedAlpha Management L.P. and Ally Bridge MedAlpha Management GP, LLC are no longer deemed to share beneficial ownership of the securities reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Securities Purchase Agreement and the Registration Rights Agreement, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

CUSIP No. 58406B103	13D	Page 14 of 16 pages

Exhibit Number	Description

2	Securities Purchase Agreement, dated March 30, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).

3	Registration Rights Agreement, dated March 30, 2022 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).

CUSIP No. 58406B103	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
By: ABG-WTT Global Life Science Capital Partners GP, L.P., its general partner
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG-WTT Global Life Science Capital Partners GP, L.P.
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG-WTT Global Life Science Capital Partners GP Limited

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Master Fund L.P.
By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

CUSIP No. 58406B103	13D	Page 16 of 16 pages

Ally Bridge MedAlpha Management L.P.
By: Ally Bridge MedAlpha Management GP, LLC, its general partner
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Management GP, LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge Group (NY) LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG WTT-MedAvail Limited

By:	/s/ Charles Chon
Name:	Charles Chon
Title:	Director

Fan Yu

/s/ Fan Yu
Name:	Fan Yu